

SE 19007797

*E&* (handwritten)

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66670 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
                                              MM/DD/YY                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Financial Systems, Inc.

| | OFFICIAL USE ONLY |
|---|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| | FIRM I.D. NO. |
|---|---|

5 Great Valley Parkway, Suite 334

(No. and Street)

| Malvern | PA | 19355 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Lureen                                            (610) 889-2066
                                                   (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morison Cogen LLP

(Name – if individual, state last, first, middle name)

| 484 Norristown Road, Suite 100 | Blue Bell | PA | 19422 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, Brian Lureen _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Heritage Financial Systems, Inc. _____ , as

of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Commonwealth of Pennsylvania - Notary Seal
Kristin Acquarola, Notary Public
Montgomery County
My commission expires August 27, 2022
Commission number 1200030
Member, Pennsylvania Association of Notaries

_____
Notary Public

_____
Signature

_____
Title

President & CEO

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017



MorisonCogen LLP
Certified Public Accountants • Business Consultants

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)


CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Heritage Financial Systems, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statements of financial condition of Heritage Financial Systems, Inc. (the Company) as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Report on Supplemental Information**

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Heritage Financial Systems, Inc.'s financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of Heritage Financial Systems, Inc.'s management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of

To the Stockholders and Board of Directors of
Heritage Financial Systems, Inc.
(Continued)


the Securities and Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Morison Cogen LLP*

We have served as the Company's auditor since 2009.

Blue Bell, Pennsylvania
February 27, 2019

# HERITAGE FINANCIAL SYSTEMS, INC.
## (a subsidiary of Heritage Fincorp, Inc.)
## STATEMENTS OF FINANCIAL CONDITION
## DECEMBER 31, 2018 AND 2017

|  | 2018 | 2017 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 53,798 | $ 54,775 |
| Commissions receivable | 1,464 | 1,250 |
| Non allowable receivables | 1,310 | 1,310 |
| **TOTAL ASSETS** | $ 56,572 | $ 57,335 |
| **LIABILITIES** | | |
| **CURRENT LIABILITIES** | | |
| Commissions payable and accrued expenses | $ 14,504 | $ 27,506 |
| Due to parent Company | 16,568 | 1,669 |
|  | 31,072 | 29,175 |
| **LONG TERM LIABILITIES** | | |
| Shareholder loan | 18,669 | - |
| **TOTAL LIABILITIES** | $ 49,741 | $ 29,175 |
| **STOCKHOLDERS' EQUITY** | | |
| COMMON STOCK – 1,000 shares authorized, issued, and outstanding | 25,000 | 25,000 |
| ADDITIONAL PAID-IN CAPITAL | 388,370 | 338,370 |
| ACCUMULATED DEFICIT | (406,539) | (385,210) |
| TOTAL STOCKHOLDERS' EQUITY | 6,831 | 28,160 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 56,572 | $ 57,335 |

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2018 AND 2017

|  | 2018 | 2017 |
|---|---|---|
| **REVENUE** | | |
| Commissions and other income | $ 49,548 | $ 97,386 |
| **OPERATING EXPENSES** | (70,877) | (147,939) |
| **NET LOSS** | $ (21,329) | $ (50,553) |

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2018 AND 2017

|  | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| BALANCE - JANUARY 1, 2017 | $ 25,000 | $ 338,370 | $ (334,657) | $ 28,713 |
| CONTRIBUTED CAPITAL | - | 50,000 | - | 50,000 |
| NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2017 | - | - | (50,553) | (50,553) |
| BALANCE - DECEMBER 31, 2017 | 25,000 | 388,370 | (385,210) | 28,160 |
| NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2018 | - | - | (21,329) | (21,329) |
| BALANCE - DECEMBER 31, 2018 | $ 25,000 | $ 388,370 | $ (406,539) | $ 6,831 |

The accompanying notes are an integral part of these financial statements.

# HERITAGE FINANCIAL SYSTEMS, INC.
## (a subsidiary of Heritage Fincorp, Inc.)
### STATEMENTS OF CASH FLOWS
### YEARS ENDED DECEMBER 31, 2018 AND 2017

|  | 2018 | 2017 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** |  |  |
| Net loss | $ (21,329) | $ (50,553) |
| Adjustments to reconcile net loss to |  |  |
| net cash used in operating activities |  |  |
| (Increase) decrease in assets |  |  |
| Commissions receivable | (214) | 11,340 |
| Non allowable receivables | - | 2,995 |
| Due to parent company | 14,899 | 11,130 |
| Shareholder's loan | 18,669 | - |
| Increase (decrease) in liabilities |  |  |
| Commissions payable and accrued expenses | (13,002) | 13,272 |
|  |  |  |
| Net cash used in operating activities | (977) | (11,816) |
|  |  |  |
| **FINANCING ACTIVITIES** |  |  |
| Contributed Capital | - | 50,000 |
|  |  |  |
| **NET CHANGE IN CASH** | (977) | 38,184 |
|  |  |  |
| **CASH - BEGINNING OF YEAR** | 54,775 | 16,591 |
|  |  |  |
| **CASH - END OF YEAR** | $ 53,798 | $ 54,775 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Formation and Nature of Operations

Heritage Financial Systems, Inc. (the company), established in 1999, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The company specializes in financial planning and consulting.

The company is a subsidiary of Heritage Fincorp, Inc.

### Revenue Recognition

The company recognizes revenue, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, beginning January 1, 2018.

The company is a broker-dealer and sells various types of investment options, such as life insurance, variable annuities, mutual funds, private placements and limited partnership interests. The revenue recognition policy for each type of revenue stream is as follows:

#### Life Insurance Commission

Revenue is recorded when the paperwork is completed, and payment is submitted by the customer, which is the date that the Company's performance obligation is satisfied.

#### Variable Annuities

Revenue is recorded when the paperwork is completed and payment is submitted by the customer, which is the date that the Company's performance obligation is satisfied.

#### Mutual Funds

Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer.

#### Private Placements and Limited Partnership Interests

Revenue is recorded when the customer authorizes the investment, the paperwork is completed and payment is submitted by the customer, which is the date that the Company's performance obligation is satisfied.

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

### Commissions Receivable

Commissions are recognized as income on a trade-date basis as they become payable by the financial institution or by agreement. Management deems all receivables to be fully collectible. Accordingly, no allowance for bad debts is considered necessary.

### Advertising

Advertising costs, except for costs associated with direct-response advertising, are charged to operations over when the advertising first takes place. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Allocation of Expenses from Affiliates
Expenses have been allocated from the company's affiliated entities, including its parent company, based on the relative time incurred performing the related functions or occurrence of an expense related to the function.

### "S" Election
The company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his respective share of the company's taxable income.

### Comprehensive Income
The company follows FASB ASC 220, *Comprehensive Income*. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. Since the company has no items of other comprehensive income, comprehensive income is equal to net income.

### Recently Adopted Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standard Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services.

On January 1, 2018, the Company adopted the standard using the modified retrospective method. Results for years beginning on or after January 1, 2018 are presented under Topic 606; however, prior year amounts are not adjusted and continue to be reported in accordance with Topic 605. The adoption of this standard did not have a material effect on the Company's financial statements.

### Recently Issued Accounting Pronouncements Not Yet Adopted
As of December 31, 2018, there are no recently issued accounting standards not yet adopted which would have a material effect on the Company's financial statements.

### Subsequent Events
FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through February 27, 2019, the date that the financial statements were available to be issued.

## NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year the company may have deposits with major financial institutions that exceed Federal Depository Insurance limits of $250,000.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

## NOTE 3 – NON ALLOWABLE RECEIVABLES

Non allowable receivables represent commission receivables over 30 days old and 12b1 trails in excess of allowable payables.

## NOTE 4 – MAJOR CUSTOMERS

For the year ended December 31, 2018, two customers constituted approximately 79% of the total revenue. At December 31, 2018, there was $1,275 amount due from one of these customers.

For the year ended December 31, 2017, three customers constituted approximately 55% of the total revenue. At December 31, 2017, there was no amount due from these customers.

## NOTE 5 – RELATED PARTY TRANSACTIONS

The company's parent and other entities that are affiliated by common ownership and are subsidiaries of the parent provide management services for the company. Fees paid for such management services were $11,054 and $13,234 for the years ended December 31, 2018 and 2017. The company owed its parent $16,568 and $1,669 for such services as of December 31, 2018 and 2017.

Included in the management services provided by the company's parent are allocated lease expenses. Since the lease is in the name of the parent company, the company has no long-term lease obligations.

Included in the commission payable was $6,994 and $8,696 due to a minority shareholder as of December 31, 2018 and 2017.

## NOTE 6 – ADDITIONAL PAID IN CAPITAL

On February 27, 2017 an officer of the company contributed $50,000 to the company in exchange for a 3% equity position in the company. On June 7, 2017, Heritage Fincorp, Inc. transferred 30 shares of Heritage Financial Systems, Inc. to this officer.

## NOTE 7 – NET CAPITAL

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined under such provision. Net capital may fluctuate on a daily basis. At December 31, 2018, the company had net capital as defined under Rule 15c3-1 of $5,521, which was $521 in excess of its required net capital of $5,000.

HERITAGE FINANCIAL SYSTEMS, INC.
(a subsidiary of Heritage Fincorp, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES
    Total stockholders' equity qualified for net capital      $    6,831

DEDUCTIONS
    Non-allowable assets
        Commissions receivable,12b1 trails and due to parent company      1,310

NET CAPITAL      $    5,521

AGGREGATE INDEBTEDNESS      $    49,741

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (BASED ON 6 2/3% AGGREGATE
    INDEBTEDNESS)      $    3,316

MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING
    DEALER      $    5,000

NET CAPITAL REQUIREMENT      $    5,000

EXCESS NET CAPITAL      $    521

RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL      900.94%

The Form X-17A-5 reconciliation is not included as there are
no material differences from the company's computation.



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

We have reviewed management's statement, included in the accompanying Management's Statement Pursuant to SEC Rule 15c3-3 in which (1) Heritage Financial Systems, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Heritage Financial Systems, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2(i) (the "exemption provisions") and (2) Heritage Financial Systems, Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Heritage Financial Systems, Inc.'s management is responsible for compliance with the exemption provisions and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heritage Financial Systems, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Morison Cogen LLP*

Blue Bell, Pennsylvania
February 27, 2019

-11-



**Brian K. Lureen**
*President & CEO*

Management's Statement
December 31, 2018

Heritage Financial Systems, Inc. (the company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

1. The company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

2. The company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Heritage Financial Systems, Inc.

I, Brian K. Lureen, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President & CEO

Securities offered through Heritage Financial Systems, Inc., Member FINRA/SIPC/MSRB
5 Great Valley Parkway, Suite 334, Malvern, PA 19355 ~ Main (610) 889.2066 ~ Fax (610) 889.2056

-12-

Morison Cogen LLP • 484 Norristown Road • Suite 100 • Blue Bell, PA 19422 • USA • p: 267.440.3000 • f: 267.440.3001